Filed by Ameris Bancorp Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Subject Company: Ameris Bancorp

Registration No.: 333-138252

News Release

For more information contact:

John Hipp, Group President

(803) 429-6210 or (229) 890-1111

November 9, 2006

Ameris Bank Names Marc Bogan as the Coastal Region Executive

AMERIS BANCORP (NasdaqGS: ABCB), Moultrie, Georgia, announced today that Marc Bogan has been named the Coastal Region Executive with responsibility for all Ameris Bank activities and expansion efforts along the South Carolina coast. This region will include the greater Charleston, Myrtle Beach, and Beaufort County areas. In addition to these responsibilities, Bogan will oversee the upcoming acquisition and integration of Islands Community Bank, N.A. in Beaufort County.

Ameris Group President John Hipp stated, “Marc Bogan is one of the brightest executive bankers in South Carolina. His career is marked with successes in every responsibility he has been given. An exceptionally capable and talented banker, Marc’s passion for being a difference maker with employees and customers manifests itself regularly with action. Marc’s addition underscores the seriousness of Ameris Bank’s intentions to build a significant franchise in South Carolina.”

Mr. Bogan attended Winthrop University in Rock Hill, South Carolina. His banking experience includes management positions in Charleston and Beaufort County, both in Private Banking and as a Regional Executive for a large South Carolina bank. Most recently, he served in a senior management role with responsibilities for banking, marketing and corporate training. Marc and his wife, Michelle, and children, Caroline and Katie, currently reside in Columbia, South Carolina. They expect to relocate to Charleston in 2007 following the integration of Islands Community Bank, N.A. into Ameris Bank.

Mr. Bogan commented, “I am excited to be part of Ameris Bank as we build a franchise in the larger metropolitan markets of South Carolina. I share the Company’s enthusiasm for community banking and the decentralized approach to meeting customer needs. This style requires that our bankers be experienced decision makers in their markets and positions them to be very meaningful to their customers and their communities.”

Ameris Bank, a subsidiary of Ameris Bancorp, headquartered in Moultrie, Georgia, has 43 locations in Georgia, Alabama and north Florida with total assets of approximately $2 billion. In August, 2006, Ameris Bancorp announced its plans to acquire Islands Bancorp, the parent holding company of Islands Community Bank, N.A.

* * * *

In connection with the proposed acquisition of Islands Bancorp by Ameris Bancorp, Ameris and Islands have filed with the Securities and Exchange Commission a joint proxy statement/prospectus, which will be sent to the shareholders of Islands seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERIS, ISLANDS AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Ameris are available free of charge by directing a request by telephone or mail to Ameris Bancorp, 24 2nd Avenue, S.E., Moultrie, Georgia 31768, attention Corporate Secretary. Ameris’s telephone number is (229) 890-1111. Documents filed with the SEC by Islands are available free of charge by directing a request by telephone or mail to Islands Bancorp, 2348 Boundary Street, Beaufort, South Carolina 29902. Islands’ telephone number is (843) 521-1968.

The directors, executive officers, and certain other members of management of Islands may be soliciting proxies in favor of the merger from the company’s shareholders. Information about Island’s directors, executive officers, and members of management is set forth in the proxy statement for Islands’ 2006 Annual Meeting of Shareholders, which is available at the address provided in the preceding paragraph.

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and Ameris and Islands intend that such forward-looking statements be subject to the safe-harbor created thereby. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast”, “objective” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve numerous assumptions and inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements, including statements about the proposed acquisition of Islands by Ameris, will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Ameris and Islands may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where Islands does business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; Ameris’ ability to complete the acquisition of Islands and to integrate it with Ameris successfully; reputational risks, and other factors that may affect future results of Ameris and Islands, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, and technological and regulatory changes. We caution that the foregoing list of important factors is not exhaustive.

Ameris and Islands assume no obligation to update the forward-looking statements contained in this press release.